Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04046747

November 4, 2004

SEC MAIL PROCESSING RECEIVED NOV 09 2004 WASH, D.C. 179 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 -E. D. & F. Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find the Press Release announcing the Preliminary Results for the Half Year Ended September 30, 2004 of Man Group plc, which were just released.

Please contact the undersigned at (212) 589-6270 if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope, which is provided.

Sincerely yours,

PROCESSED
DEC 20 2004
THOMSON FINANCIAL

Donna Balon
Vice President

dlw 12/20

V\mb\ltr\SEC Prelim Results.doc

Press Release

ManGroup plc

4 November 2004

UNAUDITED INTERIM RESULTS FOR HALF YEAR ENDED 30 SEPTEMBER 2004

FINANCIAL HIGHLIGHTS

Half Year Business Summary

- Fund sales in the six month period of $7.7 billion, including $4.3 billion institutional sales in RMF
- Funds under management of $39.1 billion at 30 September 2004 (including $16.8 billion in RMF), up $0.6 billion from 31 March 2004
- Recurring net management fee income+ up 34% to $265 million
- Brokerage profits+ up 27% to $66 million
- Diluted underlying earnings per share^* up 27% to 79 cents
- Net performance fee income at $29 million, down from $55 million
- Profit before tax on total operations up 21% to $318 million
- Diluted earnings per share on total operations* up 16% to 74 cents
- Dividend up 30% in US dollar terms to 24.0 cents
- Continued development in the second half:
  - Man RMF Multi-Style Series 2 Ltd and Japanese and Australasian regional sales launches closed in October raising aggregate investor money of over $800 million
  - Funds under management at 31 October 2004 are over $40 billion
  - Brokerage continues to benefit from active markets in energy and metals

	Half year to 30 September 2004	Half year to 30 September 2003	Year to 31 March 2004
Funds under management	**$39.1bn**	$31.5bn	$38.5bn
Asset Management net management fee income+	**$265m**	$198m	$459m
Asset Management net performance fee income+	**$29m**	$55m	$236m
Brokerage+	**$66m**	$52m	$120m
Financial Services	**$360m**	$305m	$815m
Sugar Australia	**$2m**	$2m	$6m
Profit before tax, goodwill amortisation and exceptional items	**$362m**	$307m	$821m
Goodwill amortisation and exceptional items#	**($44m)**	($44m)	($106m)
Profit before tax#	**$318m**	$263m	$715m
Diluted earnings per share *			
Underlying^	**79c**	62c	141c
Total operations#	**74c**	64c	168c
Total operations before goodwill amortisation and exceptional items	**86c**	76c	198c
Dividends per share <	**24.0c**	18.4c	50.8c
		11.4p	30.0p
Post-tax return on equity (annualised)#	**22.7%**	26.6%	32.5%
Equity shareholders' funds#	**$2,155m**	$1,566m	$2,048m

\+ Before goodwill amortisation and exceptional items

^ Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items)

\# In accordance with UITF 38, which was adopted in the current period, the comparative figures for the year ending 31 March 2004 have been restated as a result of derecognising the exceptional profit on sale of own shares held by the ESOP trusts. A further requirement of UITF 38 is to present own shares as a deduction from shareholders' funds, hence both fixed asset investments and shareholders' funds have been restated. Details of the full effect of the restatements are given in notes 1 and 17

* A reconciliation of earnings per share is shown in note 9

< Following the redenomination of ordinary share capital into US dollars, dividends will be declared in US dollars. Therefore, the US dollar equivalents of the dividends declared in sterling in the prior year have been disclosed

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

Stanley Fink, Chief Executive said:

"The Man Group has continued to make good progress in the first half of the year, with net management fee income* up 34% and Brokerage net income* up 27%. A record $7.7 billion of product sales in the first half demonstrates the strength of Man's franchise in alternative assets. Asset raising has continued well into the second half with over $800 million of private investor money raised from three products in October. This sales success, combined with recent positive investment performance, means that assets under management have increased to over $40 billion as at the end of October.

With Asset Management and Brokerage both well placed for further growth, the Board is confident of significant growth in underlying earnings for the year."

* Before goodwill amortisation, and prior year exceptional items in Brokerage

DIAL-IN TO ANALYSTS' PRESENTATION

The call begins at 9am and the dial-in numbers are as follows:

UK Dial-in number	020 8996 3920
US Dial-in number	888 339 2688
UK / US Pass Code	C967631

There will be a playback facility until 6pm on Monday 8 November:

UK Replay number	01296 618 700
UK Pass Code	406443
US Dial-in number	888 286 8010
US Pass Code	48423131

Enquiries

Man Group plc	020 7144 1000
Stanley Fink	
Peter Clarke	
David Browne	
Merlin Financial	020 7653 6620
Paul Downes	07900 244888
Paul Lockstone	07876 685200
Vanessa Maydon	07802 961902
Lachlan Johnston	07989 304356

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 2,800 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides innovative products and tailor-made solutions to private and institutional investors. Through its core investment managers – AHL, RMF, Glenwood

and Man Global Strategies – Man has succeeded in developing leadership in hedge funds and has interests in other asset classes. In its core hedge fund asset class, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to deliver absolute return opportunities uncorrelated to traditional asset classes such as equities and bonds. Man has a powerful global presence and an extensive network of distribution partners.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

HALF YEAR REVIEW to 30 September 2004

Group overview and strategy

The Man Group has continued to make good progress in the first half of the year, in particular, in terms of a record demand for our products. Group profit before tax, goodwill amortisation and exceptional items for the first half was up 18% to $362 million, reflecting a 34% increase in net management fee income and a 27% increase in Brokerage income. Net performance fee income at $29 million was about half of the level of the first six months of last year, reflecting the weaker first quarter performance at AHL. The Group's profit before tax on total operations was up 21% to $318 million . This strong progress has driven diluted underlying earnings per share up 27% to 79 cents (underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income - it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items). Diluted earnings per share on total operations grew to a lesser extent, up 16% to 74 cents for the first half, reflecting higher goodwill amortisation and the decrease in net performance fee income.

In Asset Management, funds under management were $39.1 billion at 30 September 2004, slightly up on the figure at the end of March. Although sales in the first half were a record $7.7 billion, the maturity of a major legacy account at RMF totalling $3.1 billion restrained growth in total assets. As a result, institutional funds under management as a proportion of total funds under management decreased slightly in the first half. However, the maturity of this low margin legacy product has allowed RMF to recycle and improve the pricing of high quality underlying capacity. Sales of $3.2 billion in our higher margin private investor products, partially offset by some negative investment performance, resulted in private investor funds under management increasing by $0.9 billion in the first half.

Private investor sales are underpinned by a growing distribution network for private investor business, and we now have 1,782 active intermediaries globally, up 8% since 31 March 2004. These additions include a number of well-established international financial institutions. We are also continuing to develop regional distribution partnerships, with a Japanese institution and Close Man in the UK being two important recent additions. In the US, the market remains slow pending the outcome of new regulations, which will be finalised later this year and are scheduled to go into effect early next year.

As well as developing our own wholly owned investment managers, we have continued to make significant progress in building relationships with high quality new managers across a range of complementary investment styles. At 30 September 2004, Man Global Strategies had agreements in place with 39 affiliated managers, a net increase of seven since 31 March 2004. In addition, RMF maintains an "incubator" of hedge funds with a separate team focusing on this area. To date it has seeded 10 managers. As well as providing additional investment management capacity, these initiatives allow us to offer multi-strategy products through allocations to both internal and affiliated managers across a range of styles. To accommodate continued strong asset raising, our strategy is also to invest in selected high capacity established managers with solid track records. The most recent example of this is BlueCrest, which now manages funds of around $5 billion.

In Brokerage, the continued strong profitability reflects further organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This result also reflects the continued development of matched principal business and further successful recruitment of producer teams, allowing the business to leverage off the existing infrastructure and client base.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

On 5 August 2004, Man successfully completed the sale of its share of the Australian and New Zealand sugar refining joint ventures to CSR Ltd for $40 million. This sale completes Man Group's strategy of exiting all its agricultural product businesses.

Share redenomination, dividend and share repurchase activities

As anticipated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004, to reflect the fact that the majority of the Group's revenue streams, assets and liabilities are denominated in US dollars. It was also proposed to redenominate the ordinary share capital of Man Group plc to bring it into line with its functional currency and the functional currency of its main operating subsidiaries. Following approval of shareholders at the Annual General Meeting on 7 July 2004, this redenomination into US dollars became effective on 29 July 2004. The US dollar ordinary shares continue to be quoted on the London Stock Exchange (and settled) in sterling. The Group will declare its dividends in US dollars but will continue to pay the dividends in sterling, except where private overseas shareholders have elected to receive dividends via the Transcontinental Automated Payments Service (TAPS).

Given the Group's good performance in the first half, the Board's confidence for the full year and our strong financial condition, the interim dividend has been increased to 24.0 cents, which represents a 30% increase over the US dollar equivalent of the dividend in the prior first half of 18.4 cents. The dividend will be payable on 16 December 2004 to shareholders on the register at the close of business on 12 November 2004 with the shares quoted ex-dividend from 10 November 2004. This dividend will be paid in sterling, at an exchange rate of 1.8405, which was fixed after normal business hours on 3 November 2004, resulting in a dividend payment of 13.04 pence per share. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00pm on 25 November 2004. 2,658,000 shares were repurchased in the first half at an average cost of £12.72 per share, in accordance with the Group's policy of applying post-tax performance fees over time in the repurchasing and cancellation of own shares. In addition, Man set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during its close period which commenced on 1st October 2004 and ended on 3rd November 2004 with acquisitions effected within certain pre-set parameters. 560,000 shares were purchased under this programme at an average cost of £12.80 per share.

Financial summary

Asset Management

Asset Management increased pre-tax profits, before goodwill amortisation, for the first half by 16% to $294 million. Recurring net management fee income for the first half increased 34% to $265 million as a result of growth in funds under management. Performance fees have been earned by several managers, including RMF and Glenwood, although net performance fee income at $29 million, was about half of the level of the first six months of last year, reflecting the weaker first quarter performance at AHL.

The key feature of the increase in funds under management during the period continues to be the strong level of sales ($7.7 billion in the first half). 11 new private investor fund products were launched during the half year. The increase in funds under management in the half year from Man's two global launches (Man RMF Multi-Style Series 1 and Man Global Strategies Diversified Series 2) was $1.8 billion. Joint venture sales (including OM-IP 140/150 Plus and Close Man Hedge fund) accounted for $0.6 billion. Other private investor sales, mainly relating to open-ended funds, accounted for $0.8 billion and institutional sales $4.5 billion. At 30 September 2004, the

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

split between private investor and institutional funds under management was $22.4 billion (31 March 2004: $21.5 billion) and $16.7 billion (31 March 2004: $17.0 billion) respectively.

Maturities of $3.1 billion in the first half relate to a series of agreements that RMF had with a major institution that matured at the end of June. Of this, $0.6 billion has been rolled into a new product for the institution and another $1.8 billion has been re-packaged into new products and sold to other institutions - these amounts have been included in the figures shown above within sales.

Investment movement in the first half was a negative $2.2 billion. AHL saw negative returns in the three months to June from most sectors, particularly currencies and metals, although this was partially offset by gains in energy and bonds thereafter. In Man Global Strategies, performance was also down with diversified multi-manager products, such as Man Multi-Strategy Guaranteed Limited, generating a negative return of 7.8%.

Our fund of funds managers, Glenwood and RMF, target more modest returns but with a lower associated volatility. Both Glenwood and RMF recorded a small fall in the first half approximately in line with broad fund of funds indices. Glenwood was held back by equity-based strategies due to weakness in certain sectors of the equity markets and by relative value, principally convertible bond arbitrageurs, with most styles being relatively flat. RMF, as represented by diversified multi-manager products such as RMF Absolute Return Strategies I, slightly underperformed the fund of funds index due to its higher exposure to the managed futures sector.

Performance records	6 months to 30 September 2004 (not annualised)	12 months to 30 September 2004	3 years to 30 September 2004 (annualised)	5 years to 30 September 2004 (annualised)
AHL Diversified Programme*	**-12.2%**	-3.7%	5.1%	12.5%
Man Global Strategies #	-7.8%	-1.9%	3.4%	9.3% #
Glenwood @	-2.0%	0.5%	1.1%	5.6%
RMF ^	-3.1%	3.3%	5.8%	7.5%
HFRI Fund of Funds Composite Index	-1.2%	5.7%	5.6%	6.9%
S&P 500	-0.2%	13.9%	4.0%	-1.3%
FTSE 100	6.0%	15.5%	1.0%	-2.6%

Source: Man database, Standard & Poor's Micropal and Hedge Fund Research Inc.
* AHL Diversified: represented by Athena Guaranteed Futures Limited
# Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited. Inception July 2000, so five year track record is only from date of inception
@ Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited
^ RMF: represented by RMF Absolute Return Strategies I, with dividends reinvested
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

Redemption levels in private investor products in the first half were at the bottom of the 12-18% range that we have typically experienced over the long term. Institutional redemption levels were $0.9 billion for the first half, with the majority arising at RMF and the remainder at Glenwood. Redemptions totalled $2.0 billion in the period.

Foreign exchange and other movements accounted for a further $0.2 billion increase in funds under management in the first half.

Brokerage

Brokerage had a strong first half with pre-tax profits, before goodwill amortisation and exceptional items, of $66 million, an increase of 27% over the first half of last year. This reflects continued growth in the high margin execution and matched principal areas where we have achieved significant organic growth through the aggressive recruitment of producer teams and the

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

leveraging of the existing client base. This growth has also benefited from our diversified product offering whereby strong growth in foreign exchange, energy and metals markets has more than offset somewhat slower markets in interest rate products during the summer months. The business is now comparable to a major derivatives exchange, representing a substantial pool of liquidity and attracting new clients and producers whilst simultaneously providing large economies of scale and market information.

We made one small acquisition in the period when we acquired a New York based energy broker which strengthened our position as the leading player on NYMEX as well as expanding our clearing and OTC business.

We have also made good progress in the development of our cash market capabilities for institutional clients in bonds, equities, energy, metals and foreign exchange. Man's established presence as both a matched principal and agency broker leaves it well-placed to benefit from the convergence of futures and cash markets and to expand profit margins through adding spread income to its existing commission income.

Financial objectives

We have continued to deliver results in line with our long-standing key financial objectives:

- Significant growth in underlying earnings per share (as defined on the first page).
The higher level of funds under management has generated an increase in net management fee income (before goodwill amortisation), which is up 34% to $265 million for the first half. This, together with a continuing strong contribution from our Brokerage business, has resulted in continued strong growth in diluted underlying earnings per share, up 27% to 79 cents.

- High levels of return on equity.
The Group's post-tax return on equity on an annualised basis for the first half was 22.7%, lower than the 26.6% for the comparative period. This is due to a combination of a materially higher level of net assets in this first half, reflecting a high level of retained earnings, and to a decrease in net performance fee income compared to the comparative period.

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Profit and loss account

In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's profit and loss account into its components.

6 months to 30 September 2004	Asset Management	Brokerage	Sugar Australia	Group Total
	$m	$m	$m	$m
Fees and commissions receivable	568	533	-	1,101
Fees and commissions payable	(114)	(346)	-	(460)
Net trading interest income	6	44	-	50
Other operating income	13	-	-	13
Total operating income	**473**	**231**	**-**	**704**
Operating expenses	(187)	(182)	-	(369)
Operating profit	**286**	**49**	**-**	**335**
Associates and JVs	9	-	2	11
Net interest income/(expense)	(1)	17	-	16
Profit before tax and goodwill amortisation	**294**	**66**	**2**	**362**
Goodwill amortisation	(38)	(6)	-	(44)
Profit before tax on total operations	**256**	**60**	**2**	**318**
Taxation				(71)
Minority interests				-
Profit for the period				**247**

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Other operating income mainly comprises gains on "seeding" investments in some of our funds and structuring and arrangement fees in relation to loans to funds. Total operating income has increased by 20% over the first half of last year, reflecting the strong growth in management fees derived from higher levels of funds under management, net of a decrease in performance fees earned. Operating expenses have increased by 26% from $149 million in the comparative period. This is largely due to investment in people, systems and infrastructure to provide scale to Asset Management to support the strong growth of the business. The net interest expense arises on borrowings to finance recent acquisitions and working capital requirements, offset by the small margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition ($24 million) and also to the acquisitions of BlueCrest, Glenwood and OM Strategic Investments (renamed as Man Investments Australia). The RMF, BlueCrest and Glenwood goodwill is being amortised over 15 years and the OM Strategic Investments goodwill over eight years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as intermediary and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Total operating income has increased by 3% reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Operating expenses have remained broadly the same as the $181 million in the first half of last year, reflecting Man Financial's ability to grow its businesses without having significantly to expand its support and administrative functions. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation relates to the GNI acquisition ($3 million). The GNI goodwill is being amortised over 10 years.

The tax charge for the period amounted to $71 million. The effective tax rate on total operations was 22.5%, compared to 22.0% last year, reflecting the estimated rate for the full year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the first half. Full details of earnings per share are given in note 9 to the Interim Financial Statements.

Other financial items

There has been a prior year adjustment as a result of the Group adopting UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. In accordance with UITF 38, own shares held in ESOP trusts have been reclassified from fixed asset investments to a deduction from shareholders' funds. Also gains on the sale of own shares are no longer recognised in the profit and loss account. In accordance with UITF 17 (revised), the basis for calculating the profit and loss account charge in relation to employee share schemes has changed. The effect of these changes is detailed in note 17.

Cash inflow from net operating profits was $372 million after adding back depreciation and amortisation of $74 million. After other cash flows, the Group's net cash outflow was $728 million. The increase in working capital was $945 million, the principal component of which was an increase of $530 million in the level of loans to funds, which fluctuate according to the level of sales and product performance. As at 30 September, loans to funds were $884 million (31 March 2004: $354 million) principally reflecting the high level of private client sales. Loans to funds were also higher due to the short term impact of negative performance of some products, where the Group provides cash margin calls on their behalf on a temporary basis. Before the increase in loans to funds, cash outflow was $198 million. Other working capital requirements increased by $415 million in the period. This included the Brokerage business holding a higher proportion of its liquid assets as short term investments (rather than cash) to take advantage of yield opportunities; the short term effect of forward foreign exchange profits within fund entities (where the Brokerage business transfers cash into customer segregation on a temporary basis until the profit is realised); and an increase in the level of sales commissions in Asset Management as a consequence of the high level of sales in the first half. In addition, the Company paid a dividend of $104 million and invested $28 million in net fixed asset expenditure. Taxation paid in the period was $75 million, $28 million was received from disposals and other items generated a cash inflow of $24 million.

At 30 September 2004, shareholders' equity was up 5% since the year-end at $2,155 million. Retained profit added $174 million, although this was offset by the prior year adjustment relating to own shares held by the ESOP trusts (as discussed above) and by the consideration paid for the repurchase and cancellation of own shares. Net debt was $191 million, resulting in gearing of 9%. The Group has $3.9 billion of total financing facilities. This includes total banking facilities of $2.7 billion; the largest part being a $2.275 billion committed revolving credit facility, which was renewed in June 2004. This facility has a final maturity date of June 2009. In addition the Group

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

issued $300 million of senior private placement debt in May 2004, with maturities ranging from five to ten years.

As outlined in the Annual Report, the Group will be implementing International Financial Reporting Standards (IFRS) for the financial year ending 31 March 2006 and work to meet the IFRS requirements fully is progressing to plan. A detailed qualitative review of the impact of IFRS on the Group was given in the financial review of the last Annual Report. Having assessed the impact of new and revised IFRSs issued by the International Accounting Standards Board, and the developments in the interpretation of those standards, the Group will provide an update of the qualitative review in the 2005 Annual Report, which will be issued as usual at the end of May 2005 under UK GAAP. In addition, in order to provide prior year comparatives under IFRS in a timely and helpful manner, it is planned to release summary IFRS financial information for the financial year ending 31 March 2005 (with reconciliations to the previously published UK GAAP figures) prior to the Annual General Meeting which is scheduled to take place in July 2005.

Outlook

A record $7.7 billion of product sales in the first half demonstrates the strength of Man's franchise in alternative assets. Superior product construction, a long investment track record in this market and a strong distribution capability, combine to give Man a leading position in the asset class. The attraction of alternative assets as part of a structured investment portfolio appeals to private investors and institutions alike and Man continues to attract assets from both sources.

The distribution platform continues to develop well, with regional joint ventures enhancing our global product offerings in new markets. Asset raising in the second half has begun strongly with over $800 million of private investor money raised from three products in October. This sales success, combined with recent positive investment performance, means that assets under management have increased from $39.1 billion at 30 September 2004 and are in excess of $40 billion as at the end of October.

The Brokerage business has continued to widen its product offering and develop its matched principal business, offering higher levels of client service whilst leveraging off the existing infrastructure. This has allowed Brokerage to access both revenue opportunities and margin expansion.

With Asset Management and Brokerage both well placed for further growth, the Board is confident of significant growth in underlying earnings for the year.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

GROUP PROFIT AND LOSS ACCOUNT

	Note	Half year to 30 September 2004 Before goodwill and exceptional items $m	Goodwill and exceptional items $m	Total $m
Net operating income	2,3	704	-	704
Operating expenses	4	(369)	(37)	(406)
Exceptional item – GNI integration costs	5	-	-	-
		(369)	(37)	(406)
Group operating profit – continuing operations		335	(37)	298
Share of operating profit/(loss) from joint ventures and associates	4	11	(7)	4
Total operating profit: Group and share of joint ventures and associates		346	(44)	302
Exceptional item				
Provision for loss on sale of business	5	-	-	-
Net interest income	6	16	-	16
Profit on ordinary activities before taxation	3	362	(44)	318
Taxation		(73)	2	(71)
Profit on ordinary activities after taxation		289	(42)	247
Equity minority interest		-	-	-
Profit for the period		289	(42)	247
Ordinary dividends	8			(73)
Retained profit for the period				174
Earnings per share on total operations	9			
Basic				81c
Diluted				74c
Earnings per share before goodwill and exceptional items	9			
Basic				95c
Diluted				86c
Underlying earnings per share	9			
Basic				87c
Diluted				79c
Dividends per share	8			24.0c

Historical cost profits and losses are not materially different from those shown above.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

Half year to 30 September 2003			Restated+ Year to 31 March 2004		
Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
$m	$m	$m	$m	$m	$m
617	-	617	1,480	-	1,480
(330)	(34)	(364)	(719)	(73)	(792)
-	(9)	(9)	-	(9)	(9)
(330)	(43)	(373)	(719)	(82)	(801)
287	(43)	244	761	(82)	679
11	(1)	10	38	(4)	34
298	(44)	254	799	(86)	713
-	-	-	-	(20)	(20)
9	-	9	22	-	22
307	(44)	263	821	(106)	715
(60)	2	(58)	(168)	6	(162)
247	(42)	205	653	(100)	553
-	-	-	(1)	-	(1)
247	(42)	205	652	(100)	552
		(54)			(152)
		151			400
		70c			186c
		64c			168c
		84c			220c
		76c			198c
		68c			154c
		62c			141c
		18.4c			50.8c

+ See notes 1 and 17

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

GROUP BALANCE SHEET

	Note	At 30 September 2004 $m	restated+ At 30 September 2003 $m	restated+ At 31 March 2004 $m
Fixed assets				
Intangible assets - goodwill		**803**	851	812
Tangible assets		**68**	72	69
Investments				
Investments in joint ventures		**8**	11	14
Investments in associates		**209**	50	256
Other investments		**59**	47	46
		276	108	316
		1,147	1,031	1,197
Current assets				
Debtors	10	**3,621**	2,824	3,475
Investments	11	**2,663**	1,692	2,393
Cash at bank and in hand		**1,164**	1,079	1,702
		7,448	5,595	7,570
Creditors: amounts falling due within one year	12	**(5,069)**	(3,776)	(5,709)
Net current assets		**2,379**	1,819	1,861
Total assets less current liabilities		**3,526**	2,850	3,058
Creditors: amounts falling due after more than one year	12			
Exchangeable bonds		**(709)**	(650)	(717)
Other		**(661)**	(628)	(289)
		(1,370)	(1,278)	(1,006)
Provisions for liabilities and charges		**(1)**	(5)	(3)
Net assets		**2,155**	1,567	2,049
Capital and reserves				
Called up share capital		**56**	51	57
Share premium account		**352**	185	337
Capital reserve		**4**	4	4
Merger reserve		**722**	661	729
Profit and loss account		**1,021**	665	921
Equity shareholders' funds		**2,155**	1,566	2,048
Equity minority interests		**-**	1	1
		2,155	1,567	2,049

\+ See notes 1 and 17

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

GROUP CASH FLOW STATEMENT

	Note	**Half year to 30 September 2004 $m**	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Net cash (outflow)/inflow from operating activities	14	**(575)**	8	1,058
Dividends from joint ventures		**-**	4	4
Dividends from associates		**8**	1	9
Returns on investments and servicing of finance		**18**	12	24
Taxation paid		**(75)**	(56)	(105)
Capital expenditure and financial investment		**(28)**	(19)	(106)
Acquisitions and disposals		**28**	(11)	(11)
Equity dividends paid		**(104)**	(67)	(128)
Net cash (outflow)/inflow		**(728)**	(128)	745
Management of liquid resources		**300**	(8)	(330)
Financing		**188**	169	(39)
(Decrease)/increase in cash		**(240)**	33	376

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	**Half year to 30 September 2004 $m**	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
(Decrease)/increase in cash		**(240)**	33	376
Cash (inflow)/outflow from movement in debt		**(273)**	(244)	21
Cash (inflow)/outflow from movement in liquid resources		**(300)**	8	330
Change in net debt resulting from cash flows		**(813)**	(203)	727
Debt disposed of with businesses and subsidiaries		**11**	-	-
Currency translation difference		**9**	(33)	(101)
Movement in net (debt)/cash		**(793)**	(236)	626
Opening net cash/(debt)		**602**	(24)	(24)
Closing net (debt)/cash	15	**(191)**	(260)	602

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	**Half year to 30 September 2004 $m**	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Profit for the period		**247**	205	552
Currency translation differences taken directly to reserves		**(4)**	(1)	(3)
Total recognised gains and losses relating to the period		**243**	204	549
Prior year adjustment	17	**(29)**	-	-
Total recognised gains		**214**	204	549

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Note	**Half year to 30 September 2004 $m**	restated Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Profit for the period		**247**	205	552
Ordinary dividends		**(73)**	(54)	(152)
Retained earnings		**174**	151	400
Other recognised gains and losses relating to the period		**(4)**	(1)	(3)
Issue of ordinary share capital		**17**	-	133
Purchase and cancellation of own shares		**(62)**	(28)	(31)
Goodwill written back on disposal		**-**	-	22
UITF 17 charge for the period		**22**	17	37
Purchase of own shares by ESOP trusts		**(59)**	(62)	(69)
Disposal of own shares by ESOP trusts		**19**	13	83
Net increase in equity shareholders' funds		**107**	90	572
Opening equity shareholders' funds		**2,048**	1,534	1,534
Prior year adjustment	17	-	(58)	(58)
Closing equity shareholders' funds		**2,155**	1,566	2,048

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation
The unaudited financial statements for the half year to 30 September 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report for the year to 31 March 2004, with the exception as described below.

As from 1 April 2004, the Group has adopted UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less amortisation and shown as a fixed asset investment with amortisation charges being taken to the profit and loss account. Also, gains or losses on the purchase, sale, issue or cancellation of own shares should no longer be recognised in the profit and loss account or statement of total recognised gains and losses. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award spread over the performance period. The intrinsic value is the difference between the fair value of the shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award. The adoption of these two standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 17.

In accordance with the change in presentation made in the 2004 Annual Report, the presentation of the comparative figures at 30 September 2003 has been changed in the Group balance sheet. An amount of $661 million has been transferred from the share premium account to a merger reserve. The reason for this change is discussed in the Principal Accounting Policies note in the 2004 Annual Report.

As stated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004. The comparative figures have therefore been presented in US dollars, applying the exchange rates as given in note 16.

2. Net operating income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Continuing operations			
Fees and commissions receivable	**1,101**	955	2,185
Fees and commissions payable	**(460)**	(398)	(853)
Net trading interest income	**50**	42	99
Other operating income	**13**	18	49
Net operating income	**704**	617	1,480

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

NOTES continued

3. Segmental analysis
(a) Segmental analysis of net operating income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Business segment			
Continuing operations			
Asset Management	**473**	393	1,023
Brokerage	**231**	224	457
	704	617	1,480

(b) Segmental analysis of profit on ordinary activities before taxation

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	restated Year to 31 March 2004 $m
Business segment			
Continuing operations			
Asset Management – net management fee income	**265**	198	459
Asset Management – net performance fee income	**29**	55	236
Asset Management – goodwill amortisation	**(38)**	(30)	(67)
Asset Management total	**256**	223	628
Brokerage – before goodwill amortisation and exceptional items	**66**	52	120
Brokerage – goodwill amortisation	**(6)**	(5)	(10)
Brokerage – exceptional items	**-**	(9)	(9)
Brokerage total	**60**	38	101
Sugar Australia - before exceptional items	**2**	2	6
Sugar Australia - exceptional items	**-**	-	(20)
Sugar Australia total	**2**	2	(14)
	318	263	715

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of $37 million (30 September 2003: $34 million, 31 March 2004: $73 million). Total goodwill amortisation in the period, including the amount relating to joint ventures and associates, on a pre-tax basis is $44 million (30 September 2003: $35 million, 31 March 2004: $77 million) and on a post-tax basis is $42 million (30 September 2003: $35 million, 31 March 2004: $74 million).

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

NOTES continued

5. Exceptional items

Exceptional operating expense

Exceptional operating expenses for the half year to 30 September 2004 were nil.

For the half year to 30 September 2003, and for the year to 31 March 2004, following the acquisition of GNI Holdings Limited in November 2002, further costs amounting to $9 million ($6 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs related principally to redundancy and staff retention costs of $6 million, and other termination and relocation costs of $3 million.

Non-operating exceptional items

Non-operating exceptional items for the half year to 30 September 2004 were nil.

For the year to 31 March 2004, the Group made a provision for the loss on sale of its Sugar Australia business. Agreement for the sale had been made with CSR Ltd as at 31 March 2004, but was not fully unconditional. The provision for the loss on sale amounted to $20 million ($20 million net of tax), relating almost entirely to attributable goodwill not previously charged to the profit and loss account. The remainder related to impairment of fixed assets.

For the half year to 30 September 2003, non-operating exceptional items were nil.

6. Net interest income

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Interest receivable	**45**	28	62
Interest payable	**(29)**	(19)	(40)
	16	9	22

NOTES continued

7. Sale of Sugar Australia

Included in the Group profit and loss account as continuing operations are the results of the Group's holding in a sugar refinery business, which was sold in August 2004. These results are not disclosed as discontinued on the face of the profit and loss account as the sale does not have a material effect on the nature and focus of the Group's operations, but for information purposes the results relating to Sugar Australia are given below:

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Share of operating profit from joint ventures and associates	**2**	3	7
Total operating profit	**2**	3	7
Exceptional item			
- loss on sale of business	**-**	-	(20)
Net interest expense	**-**	(1)	(1)
Profit on ordinary activities before taxation	**2**	2	(14)

8. Dividends

	Half year to 30 September 2004 $m	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Ordinary shares			
Interim – 24.0 cents (2004: 11.4 pence)	**73**	54	56
Final – (2004: 18.6 pence)	**-**	-	96
	73	54	152

9. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the period of $247 million (30 September 2003: $205 million, 31 March 2004: $552 million) and on 303,527,851 (30 September 2003: 296,103,183, 31 March 2004: 297,174,602) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

9. **Earnings per share** continued

The diluted earnings per share is based on a profit for the period of $256 million (30 September 2003: $214 million, 31 March 2004: $570 million) and on 345,468,032 (30 September 2003: 337,293,353, 31 March 2004: 338,776,081) ordinary shares, calculated as follows:

	30 September 2004 Number (millions)	30 September 2003 Number (millions)	31 March 2004 Number (millions)
Basic weighted average number of shares	**303.5**	296.1	297.2
Dilutive potential ordinary shares			
Share awards under incentive schemes	**10.2**	9.8	9.9
Employee share options	**0.6**	0.2	0.5
Exchangeable bonds	**31.2**	31.2	31.2
	345.5	337.3	338.8

The following tables reconcile the earnings per share on total operations with the earnings per share before goodwill and exceptional items and underlying earnings per share:

	Half year to 30 September 2004			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**
Earnings per share on total operations+	**247**	**256**	**81**	**74**
Exceptional items	**-**	**-**	**-**	**-**
Goodwill amortisation	**42**	**42**	**14**	**12**
Earnings per share – before goodwill and exceptional items	**289**	**298**	**95**	**86**
Performance related income	**(25)**	**(25)**	**(8)**	**(7)**
Sugar Australia	**(1)**	**(1)**	**-**	**-**
Underlying earnings per share	**263**	**272**	**87**	**79**

	Half year to 30 September 2003			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations +	205	214	70	64
Exceptional items	7	7	2	2
Goodwill amortisation	35	35	12	10
Earnings per share – before goodwill and exceptional items	247	256	84	76
Performance related income	(44)	(44)	(15)	(13)
Sugar Australia	(1)	(1)	(1)	(1)
Underlying earnings per share	202	211	68	62

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

9. **Earnings per share** continued

	Year to 31 March 2004 (restated)			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations+	552	570	186	168
Exceptional items	26	26	9	9
Goodwill amortisation	74	74	25	21
Earnings per share – before goodwill and exceptional items	652	670	220	198
Performance related income	(188)	(188)	(64)	(56)
Sugar Australia	(5)	(5)	(2)	(1)
Underlying earnings per share	459	477	154	141

+ The difference between basic and diluted post-tax earnings on total operations is the adding back of the interest expense in the period relating to the exchangeable bonds.

10. Debtors

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	**1,308**	772	1,627
Securities transactions in the course of settlement	**103**	120	149
Futures transactions	**331**	368	506
Other trade debtors	**431**	451	311
Loans to funds	**884**	515	354
Other categories of debtors	**564**	598	528
	3,621	2,824	3,475

Included within other categories of debtors are unamortised sales commissions of $294 million (30 September 2003: $217 million, 31 March 2004: $272 million).

Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions was $794 million (30 September 2003: $193 million, 31 March 2004: $1,358 million). Substantially all of these transactions have now settled.

NOTES continued

11. Current asset investments

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Listed investments	**1,251**	1,182	1,708
Unlisted investments	**1,412**	510	685
	2,663	1,692	2,393

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments mainly relate to certificates of deposit and US treasury bills in Brokerage and also to investments in fund managers in relation to Man Global Strategies.

12. Creditors

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Amounts falling due within one year			
Bank loans and overdrafts	**29**	99	143
Private placement notes	**-**	15	-
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**2,497**	903	2,347
Securities transactions in the course of settlement	**164**	255	189
Futures transactions	**1,144**	1,038	1,212
Short stock positions held for hedging	**461**	736	940
Other trade creditors	**178**	135	185
Other categories of creditors	**596**	595	693
	5,069	3,776	5,709

Other categories of creditors includes $9 million relating to commodity financing transactions (30 September 2003: $57 million, 31 March 2004: $35 million).

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Amounts falling due after more than one year			
Loans			
Bank loans	**158**	575	80
Private placement notes	**459**	-	160
Exchangeable bonds	**709**	650	717
Other creditors	**44**	53	49
	1,370	1,278	1,006

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

13. Segregated funds

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling $7,197 million (30 September 2003: $5,754 million, 31 March 2004: $7,081 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

14. Cash flow from operating activities

	Note	**Half year to 30 September 2004 $m**	Half year to 30 September 2003 $m	Year to 31 March 2004 $m
Operating profit		**298**	244	679
Depreciation of tangible fixed assets		**15**	15	27
Amortisation of goodwill		**37**	34	73
Amortisation of fixed asset investments		**-**	1	3
Loss on sale of tangible fixed assets		**-**	-	3
Profit on sale of fixed asset investments		**(2)**	-	(1)
UITF 17 charge for the period	17	**22**	17	37
Increase in debtors		**(153)**	(57)	(694)
Increase in short-term investments		**(273)**	(589)	(1,288)
(Decrease)/increase in creditors		**(519)**	355	2,234
Costs in relation to exceptional items		**-**	(12)	(15)
Net cash (outflow)/inflow from operating activities		**(575)**	8	1,058

15. Analysis of net debt

	At 30 September 2004 $m	At 30 September 2003 $m	At 31 March 2004 $m
Cash at bank and in hand	**1,164**	1,079	1,702
Overdrafts	**(4)**	(83)	(2)
Loans due within one year			
Bank loans	**(25)**	(16)	(141)
Private placement notes	**-**	(15)	-
Loans due after one year			
Bank loans	**(158)**	(575)	(80)
Private placement notes	**(459)**	-	(160)
Exchangeable bonds	**(709)**	(650)	(717)
Closing net (debt)/cash	**(191)**	(260)	602

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

16. Exchange rates

The following US dollar : sterling exchange rates have been used in the preparation of this Interim Report:

	30 September 2004	30 September 2003	31 March 2004
Average exchange rate	**1.8136**	1.6151	1.6938
Period end exchange rate	**1.8103**	1.6663	1.8380

17. Prior year adjustments

In accordance with UITF 38

The reclassification of own shares from fixed asset investments to equity has reduced net assets and equity shareholders' funds by $60 million as at 30 September 2004, $93 million as at 30 September 2003, $64 million as at 31 March 2004 and $58 million as at 1 April 2003.

The profit on selling own shares is no longer recognised in the profit and loss account or statement of total recognised gains and losses. This reduces profits from exceptional items, and therefore profit before tax, profit after tax and the total recognised gains, by $23 million for the year to 31 March 2004. This change had no effect on the profit and loss account for the six months to 30 September 2003.

In accordance with UITF 17

The reversal of the amortisation charge based on the cost of shares purchased and the inclusion of a charge based on the intrinsic value of the shares at the date of grant had no material effect on the profit and loss account for the current period or for the six months to 30 September 2003 or for the year to 31 March 2004. The effect on years prior to the comparative period is to decrease retained profits by $6 million.

Statement of total recognised gains and losses

The prior year adjustment figure of a loss of $29 million in the statement of total recognised gains and losses comprises the reversal of the exceptional profit on sale of own shares of $23 million and the increase in share scheme charges, relating to earlier years, of $6 million.

Earnings per share

The reversal of the exceptional profit on sale of own shares of $23 million in the year to 31 March 2004 has had the effect of reducing basic earnings per share on total operations from 193 cents to 186 cents, and the diluted earnings per share from 175 cents to 168 cents. There is no change to earnings per share before goodwill amortisation and exceptional items or to underlying earnings per share.

Cash flow statement

The transfer of net purchases/(disposals) of own shares from the capital expenditure and financial investment line to the financing line was $47 million for the six months to 30 September 2003 and

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

NOTES continued

$(13) million for the 12 months to 31 March 2004. In the cash flow from operating activities note

(note 14), "UITF 17 charge for the period" has been added. This combines the amortisation of fixed asset investments in prior periods, relating to own shares, and the amortisation of share award costs of shares to be issued.

Reconciliation of movements in equity shareholders' funds

The prior year adjustment to the opening equity shareholders' funds in the comparative periods of $58 million relates to the reclassification of own shares from fixed asset investments to equity shareholders' funds as at 1 April 2003.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462